

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2016

<u>Via E-mail</u>
Brian C. Sigman
Chief Financial Officer
AG Mortgage Investment Trust, Inc.
245 Park Avenue, 26th Floor
New York, New York 10167

> **Re:** **AG Mortgage Investment Trust, Inc.**
> **Form 10-K for fiscal year end December 31, 2015**
> **Filed February 26, 2016**
> **File No. 001-35151**

Dear Mr. Sigman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel, Office of Real
Estate and Commodities